UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ] Merger

     [X] Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

     Exeter Insurance Fund, Inc.

3. Securities and Exchange Commission File No.: 811-09843

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

         [ ] Initial Application [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                 1100 Chase Square
                 Rochester, NY 14604

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Raymond A. O'Hara III
                  Blazzard, Grodd & Hasenauer, P.C.
                  943 Post Road East
                  Westport, CT 06880
                  (203) 226-7866

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                 B. Reuben Auspitz
                 c/o Manning & Napier Advisors, Inc.
                 1100 Chase Square
                 Rochester, NY 14604
                 (585) 325-6880

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

     [ X] Management company;

     [  ] Unit investment trust; or

     [  ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):


     [X ]      Open-end          [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

      Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Manning & Napier Advisors, Inc.
     1100 Chase Square
     Rochester, NY 14604


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Manning & Napier Investor Services, Inc.
     1100 Chase Square
     Rochester, NY 14604


13. If the fund is a unit investment trust ("UIT") provide:

     Not Applicable

     (a) Depositor's name(s) and address(es):


     (b) Trustee's name(s) and address(es):



14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [X] Yes [ ] No

         If Yes, for each UIT state:

              Name(s):   Variable Account A

              File No.:  811-07543

              Business Address: c/o Keyport Life Insurance Company
                                One Sun Life Executive Park SC 4290
                                Wellesley Hills, MA 02481
                                (781) 263-6302

              Name(s):   Variable Account J of Liberty Life Assurance Company

              File No.:  811-08269

              Business Address: One Sun Life Executive Park SC 4290
                                Wellesley Hills, MA 02481
                                (781) 263-6302

              Name(s): KBL Variable Account A (formerly, Variable Account A of Keyport Benefit Life Insurance Co.)

              File No.:  811-08635


              Business Address: Sun Life Insurance and Annuity Co. of NY
                                One Sun Life Executive Park SC 4290
                                Wellesley Hills, MA 02481
                                (781) 263-6302

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


                  [X] Yes [ ] No

    If Yes, state the date on which the board vote took place: November 20, 2003

    If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [ ]      Yes       [X]    No

    If Yes, state the date on which the shareholder vote took place:

    If No, explain:  On November 20, 2003, at a meeting of the directors of the
                     Fund, it was determined there were no longer any assets in the Fund other than seed money and that it was in the best interest of the Fund to wind up and terminate the operations of the Fund. Therefore, a vote was held and the directors voted unanimously to wind up and terminate the operations of the Fund.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:

                December 31, 2003


     (b) Were the distributions made on the basis of net assets?

                  [X] Yes [ ] No

     (c) Were the distributions made pro rata based on share ownership?

                  [X] Yes [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

                  [ ]      Yes      [X]     No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17. Closed-end funds only:

     Not Applicable

     Has the fund issued senior securities?

         [ ]      Yes      [ ]      No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes [ ] No

      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholders to the fund:



19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ] Yes  [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:



III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ] Yes  [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:



     (b)  Why has the fund retained the remaining assets?




     (c)  Will the remaining assets be invested in securities?

                  [ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]      Yes      [X]      No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a) List the expenses incurred in connection with the Merger or
     Liquidation:

          (i) Legal expenses: $1,500

          (ii) Accounting expenses: $0

          (iii) Other expenses (list and identify separately): $0

          (iv) Total expenses (sum of lines (i)-(iii) above): $0


     (b) How were those expenses allocated? Manning & Napier Advisors, Inc. will pay all legal expenses.

     (c) Who paid those expenses? Manning & Napier Advisors, Inc.

     (d) How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]      Yes      [X]      No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:



V.   Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes      [X]      No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes      [X]      No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger:


     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states (i) Christine Glavin has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Exeter Insurance Fund, Inc., (ii) Christine Glavin is the Chief Financial Officer of Exeter Insurance Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                          /s/CHRISTINE GLAVIN
                                          --------------------------
                                           Chief Financial Officer
                                           Attorney In Fact


Subscribed and sworn to before me, a Notary Public, the 25th of March, 2004.


/s/JOELLE L. WEST
---------------------------------
Joelle L. West
Notary Public, State of New York
No. 01WE6081047
Qualified in Monroe County
Commission Expires September 30, 2006